Exhibit 99.1

100 University Avenue, 8th Floor
March 14, 2025	Toronto, ON, M5J 2Y1
www.computershare.com

To : The Securities and Exchange Commission

Subject: Granite Real Estate Investment Trust

Dear Sir/Madam :

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 10, 2025
Record Date for Voting (if applicable) :	April 10, 2025
Beneficial Ownership Determination Date :	April 10, 2025
Meeting Date :	June 5, 2025
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO :	No
Issuer paying for delivery to OBO :	Yes

Notice and Access (NAA) Requirements :
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria :	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria :	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
UNITS	387437205	CA3874372053

Sincerely,

Computershare

Agent for GRANITE REAL ESTATE INVESTMENT TRUST